Contact

www.linkedin.com/in/rebecca-lock-kidcaboo (LinkedIn)

Top Skills

Entrepreneurship

Youth Entrepreneurship

Entrepreneurship Development

Rebecca Lock

Founder & CEO at Kidcaboo

New York City Metropolitan Area

Experience

Chief
Member
February 2022 - Present (3 months)
New York, New York, United States

Kidcaboo
CEO, Founder
December 2018 - Present (3 years 5 months)
Dallas, Austin, Houston, Research Triangle, Charlotte, New Jersey, Atlanta, Scottsdale

A Children's Rideshare and Driving Nanny Service Designed to Move Working Parents Forward.

Transporting Children. Transforming Families.

Various Companies
Documentary/Reality TV Producer
August 2004 - December 2018 (14 years 5 months)
Los Angeles, California, United States

Education

Columbia University in the City of New York
Master of Arts - MA, Modern Chinese History; Mandarin
Language · (2002 - 2004)

University of California, Los Angeles
Chinese Language · (2003 - 2004)

Wake Forest University
Bachelor's Degree, Communication; Chinese · (1997 - 2001)